ITEM 77M
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC File No. 333-30676) was filed on February 18, 2000 and amended on March 24, 2000. This filing relates to an Agreement and Plan of Reorganization between Federated Stock Trust (the "Fund") and WCT
Equity Fund (the "Acquired Fund"), a portfolio of WCT Funds, whereby the Fund acquired all of the assets of the Acquired Fund in exchange for 648,927 shares to be distributed pro rata by the Acquired Fund to its shareholders in complete liquidation and termination of the Acquired Fund. As a result, effective April 28, 2000, each shareholder of the Acquired Fund became the owner of Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Fund was approved by the Fund's Board of Trustees at their Regular Meeting held on February 16, 2000 and was also approved by shareholders at a Special Meeting of Shareholders of the Acquired Fund held on April 27, 2000.

The Agreement and Plan of Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on March 24, 2000.